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                                     [LOGO]

                           RAUSCHER PIERCE REFSNES, INC.



                                  July 31, 1997

MSR Exploration Ltd.
500 Main Street, Suite 210
Fort Worth, Texas 76102

Attention:  Mr. Otto J. Buis

Gentlemen:

We understand MSR Exploration Ltd. ("MSR" or the "Company"), an Alberta, Canada corporation, has proposed the continuance of the Company from Canada to the United States as a Delaware corporation (the "Continuance") and the subsequent merger (the "Merger") of the Company with and into Mercury Montana, Inc., a Delaware corporation and a majority owned new subsidiary of Mercury Exploration Company, a Texas corporation. You have requested that we render an opinion of the fair market value as of March 26, 1997, of the 13,777,000 shares of Common Stock outstanding of MSR. Unless the context requires otherwise, all references herein to "MSR" or the "Company" are to MSR Exploration Ltd. and its subsidiaries.

Rauscher Pierce Refsnes, Inc. as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for tax, estate and other purposes.

In connection with the opinion described below, we have reviewed publicly available business and financial information relating to the Company. We also have, among other things: (i) reviewed the Annual Reports to Shareholders (including Form 10-KSBs) for the five years ended December 31, 1996 of the Company; (ii) reviewed the Company's proved reserves and proved developed reserves of oil and gas and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves for the year ended January 1, 1997 estimated by Citadel Engineering Ltd., independent petroleum consultants;
(iii) discussed with certain members of senior management of the Company the past and current business operations, financial condition and future prospects of the Company; (iv) reviewed certain internal financial analyses and forecasts of the Company prepared by management; (v) visited certain of the Company's operations; (vi) reviewed historical market prices and trading volumes for the Company's common stock; and (vii) compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded.

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In addition, we have considered such other information and have conducted such other analyses as we deemed appropriate under the circumstances. In connection with our review, we have relied upon and assumed the accuracy and completeness of the financial and other information publicly available or furnished to us by the Company or its representatives. We have not independently verified the accuracy or completeness of such information. We have not made or obtained any independent evaluations or appraisals of any of the properties, assets or facilities of the Company. With respect to the Company's financial projections, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company, and we express no opinion with respect to such forecasts or the assumptions on which they are based.

The United States and Canadian Federal income tax consequences of the Continuance and the Merger are complex. The foregoing Valuation does not discuss aspects of United States or Canadian Federal income taxation that may be relevant to the Company or a particular stockholder in light of his or her particular circumstances and income tax situation. The Company and each stockholder should consult such party's tax advisor as to the specific tax consequences to such party including the application and effect of state, local, foreign and other tax laws.

The market price of the Company's Common Stock will fluctuate with changes in prevailing market conditions, the business and prospects of MSR and other factors which generally influence the prices of securities. Therefore, our opinion is not a guarantee or representation to you or any third party of the level at which the Company's Common Stock will actually trade at anytime, nor does it obligate us in any way to bid for, purchase or recommend the purchase of the Company's Common Stock at any price.

Subject to the foregoing and based upon our experience as investment bankers, the matters described above and other factors we deemed relevant, we are of the opinion that as of March 26, 1997, the fair market value of 13,777,000 shares of the Company's Common Stock is $0.94 per share or $12,922,826.

                                            Sincerely,

                                            RAUSCHER PIERCE REFSNES, INC.

                                            By:
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                                               Richard L. Davis, CFA
                                               Managing Director


                                            By:
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                                               J. Russell Weinberg
                                               Vice President